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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO FILE 13D-2(A)


                              Promotions.com, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    74341U106
                                    ---------
                                 (CUSIP Number)


                            Barry J. Siegel, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4293
               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 2001
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|

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CUSIP No. 74341U106                   13D                      Page 2 of 6 Pages
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    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            Ian J. Berg
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)   |_|

                                                                       (b)   |_|
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    3.      SEC USE ONLY


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    4.      SOURCE OF FUNDS:

            PF
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                             |_|
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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:


            New Jersey
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                                7.       SOLE VOTING POWER

                                         2,166,334
                                ------------------------------------------------
      NUMBER OF                 8.       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                         None
      OWNED BY                  ------------------------------------------------
        EACH                    9.       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                            2,166,334
        WITH                    ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         None
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   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,166,334
--------------------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                             |_|
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   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.99%(1)
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   14.      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------


---------------
   (1) Based upon 14,453,013 shares of Common Stock outstanding on November 1, 2001, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

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CUSIP No. 74341U106                   13D                      Page 3 of 6 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Promotions.com, Inc., 268 W. 44th Street, 4th Floor, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Ian J. Berg

         (b)      100 Fries Lane, Cherry Hill, NJ 08003.

         (c) The Reporting Person's principal occupation is Managing Director of Eastern Technology Fund, L.P., Building 500, 435 Devon Park Drive, Wayne, PA 19087, a venture capital fund.

         (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used personal funds to acquire the securities. The Reporting Person paid an aggregate of $433,266.80 as consideration for the securities as described in Item 5(c) of this Report.

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CUSIP No. 74341U106                   13D                      Page 4 of 6 Pages
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ITEM 4.  PURPOSE OF TRANSACTION.

         (a)      The Reporting Person purchased, for investment purposes,
(i) 1,076,667 shares of Common Stock of the Issuer from At Home Corporation, pursuant to a transaction that was consummated by the parties on or prior to October 1, 2001 (see Item 6), and (ii) 1,166,667 shares of Common Stock of the Issuer from XL Ventures Fund I, LLC, pursuant to a transaction that closed on October 3, 2001. On October 5, 2001, the Reporting Person sold, for an aggregate of $15,400, 77,000 of the shares of the Common Stock purchased in the transactions giving rise to this filing, resulting in the number of shares the Reporting Person is disclosing herein that he owns on the date hereof.

         (d) Subsequent to the foregoing transactions, the Reporting Person was elected to the board of directors of the Issuer on November 8, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 2,166,334 shares of Common Stock. The 2,166,334 shares of Common Stock beneficially owned by the Reporting Person constitute 14.99% of the Common Stock. This calculation is based upon 14,453,013 shares of Common Stock outstanding on November 1, 2001, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

         (b) The Reporting Person has the sole power to vote and to dispose of 2,166,334 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

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CUSIP No. 74341U106                   13D                      Page 5 of 6 Pages
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         (c)      On October 5, 2001, the Reporting Person sold 77,000 shares of
Common Stock to Wayne Kimmel for a price of $0.20 per share. The transaction was effected through a Stock Purchase Agreement.

         (d)      None.

         (e)      None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) The Reporting Person entered into a Stock Purchase Agreement on September 27, 2001 with At Home Corporation ("At Home") to purchase, for an aggregate purchase price of $215,333.40, 1,076,667 of the shares of the Common Stock. The Reporting Person initially believed that the transaction was subject to the approval by the United States Bankruptcy Court for the Northern District of California. The Reporting Person recently determined, however, that such shares were transferred to an account of his and the Reporting Person beneficially owned such shares on or prior to October 1, 2001. Accordingly, the transaction is not subject to such approval.

         (b) On October 5, 2001, the Reporting Person sold 77,000 shares of Common Stock to Wayne Kimmel for a price of $0.20 per share. The transaction was effected through a Stock Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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CUSIP No. 74341U106                   13D                      Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2001                             /s/ IAN J. BERG
                                                     ---------------------------
                                                     Ian J. Berg